UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SEVCON, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-9789	04-2985631
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

155 Northboro Road, Southborough, Massachusetts	01772
(Address of principal executive offices)	(Zip Code)

Paul Farquhar, Chief Financial Officer (508) 281-5510

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2016 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

A copy of Sevcon Inc.’s Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016 is provided as Exhibit 1.01 hereto and is publicly available at www.sevcon.com/about-sevcon/environmental. Sevcon’s determination and related disclosures relating to materials that may come from recycled and scrap sources are included in Sevcon’s Conflict Minerals Report and incorporated by reference herein.

Section 2 – Exhibits

Item 2.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SEVCON, INC.

(Registrant)

/s/ Paul N. Farquhar	May 31st, 2017
By Paul N. Farquhar	(Date)
Chief Financial Officer